Exhibit 21.1

SUBSIDIARIES	Jurisdiction of Organization
Endeavour Operating Corporation	Delaware
Endeavour Colorado Corporation	Delaware
Enedeavour Energy U.K. Limited	England and Wales
Endeavour Energy Netherlands B.V.	The Netherlands
Endeavour International Holding B.V.	The Netherlands
Endeavour Energy New Ventures, Inc.	Delaware
END Management Company	Delaware
Endeavour Energy Luxembourg S.a.r.l.	Luxembourg
Endeavour Energy North Sea L.P.	Delaware
Endeavour Energy North Sea LLC	Delaware